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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Act of 1934
(Amendment No. 2)*

GOODRICH PETROLEUM CORPORATION
(Name of Issuer)
Common Stock, par value $0.20 per share
(Title of Class of Securities)
382410-10-8
(CUSIP Number)
Steven N. Machtinger 560 Mission Street San Francisco, CA 94105 (415) 315-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 7, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 382410-10-8	13D	Page 2 of 10

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)
Hambrecht & Quist Group

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
N/A	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

(8)	SHARED VOTING POWER
2,786,632*

(9)	SOLE DISPOSITIVE POWER
0

(10)	SHARED DISPOSITIVE POWER
2,786,632*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,346,661*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
N/A

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%*

(14)	TYPE OF REPORTING PERSON
CO

*See Item 5 herein.

CUSIP NO. 382410-10-8	13D	Page 3 of 10

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)
Hambrecht & Quist California

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
N/A	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

(8)	SHARED VOTING POWER
2,786,632*

(9)	SOLE DISPOSITIVE POWER
0

(10)	SHARED DISPOSITIVE POWER
2,786,632*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,346,661*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
N/A

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%*

(14)	TYPE OF REPORTING PERSON
CO

*See Item 5 herein.

CUSIP NO. 382410-10-8	13D	Page 4 of 10

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)
Hambrecht & Quist Guaranty Finance, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
N/A	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

(8)	SHARED VOTING POWER
2,786,632*

(9)	SOLE DISPOSITIVE POWER
0

(10)	SHARED DISPOSITIVE POWER
2,786,632*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,346,661*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
N/A

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%*

(14)	TYPE OF REPORTING PERSON
OO

*See Item 5 herein.

CUSIP NO. 382410-10-8	13D	Page 5 of 10

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)
Donald M. Campbell

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
PF, OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
N/A	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
558,589

(8)	SHARED VOTING POWER
2,788,072*

(9)	SOLE DISPOSITIVE POWER
558,589

(10)	SHARED DISPOSITIVE POWER
2,788,072*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,346,661*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
N/A

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%*

(14)	TYPE OF REPORTING PERSON
IN

*See Item 5 herein.

CUSIP NO. 382410-10-8	13D	Page 6 of 10

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)
Guaranty Finance Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
N/A	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

(8)	SHARED VOTING POWER
2,786,632*

(9)	SOLE DISPOSITIVE POWER
0

(10)	SHARED DISPOSITIVE POWER
2,786,632*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,346,661*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
N/A

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%*

(14)	TYPE OF REPORTING PERSON
OO

*See Item 5 herein.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Introduction.

        This Amendment No. 2 to Schedule 13D amends Amendment No. 1 to Schedule 13D filed on September 3, 2002 ("Amendment No. 1") by the Reporting Persons (as that term is defined in Amendment No. 1). All capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in Amendment No. 1. Amendment No. 1 is hereby amended as follows:

  Item 1. Security and Issuer.

        No change since Amendment No. 1 was filed on September 3, 2002 ("No Change").

  Item 2. Identity and Background.

        No Change, except the Reporting Persons are acting as a group (the "Group"), as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  Item 3. Source and Amount of Funds or Other Consideration.

        No Change.

  Item 4. Purpose of Transaction.

        No Change, except that on October 8, 2002, Campbell sent a letter to certain stockholders of the Issuer stating that the Reporting Persons have decided to explore the possibility of selling all or part of the Common Stock beneficially owned by them and, in that regard, intend to discuss such possibility with certain other stockholders of the Issuer, including those with whom the Reporting Persons have had relationships in the past. The purpose of such discussions would be to determine whether there is a mutuality of interest among the Reporting Persons and such other stockholders that might be coordinated in a single disposition transaction. No agreements have been reached in such regard and no prediction can be made as to whether such a coordinated disposition would be agreed to or would be possible even if agreed to. Further, there are no agreements as to the possible form of any coordinated disposition. Moreover, the Reporting Persons reserve the right in their sole discretion to (i) abandon both their intention to dispose of some or all of the Common Stock beneficially owned by them and (ii) cease discussions about a coordinated transaction with any or all of such other stockholders with whom the Reporting Persons intend to have discussions regarding the coordination of a possible disposition transaction.

  Item 5. Interest in Securities of Issuer.

        No Change, except for the following:

        The Reporting Persons have formed a Group, and from September 1, 2002 through October 7, 2002, H&Q Guaranty Finance sold 7,300 shares of Common Stock pursuant to the 2002 Trading Plan at a weighted average price of $2.82 per share. Accordingly, the following chart amends and restates the chart in Item 5 in Amendment No. 1 and the related disclosure:

Reporting Person	Sole Power(1) to Vote	Shared Power(1) to Vote	Sole Power(1) to Dispose	Shared Power(1) To Dispose	Percentage(1) of Class (not as a Group)	Aggregate(2) Beneficial Ownership	Percentage(2) Of Class (as a Group)
H&Q Group	0	2,786,632	0	2,786,632	14.6%	3,346,661	17.4%
H&Q California	0	2,786,632	0	2,786,632	14.6%	3,346,661	17.4%
H&Q Guaranty Finance	0	2,786,632	0	2,786,632	14.6%	3,346,661	17.4%
Campbell	558,589	2,788,072	558,589	2,788,072	17.4%	3,346,661	17.4%
Guaranty Finance Management	0	2,786,632	0	2,786,632	14.6%	3,346,661	17.4%

        In conjunction with subject matter of the revised disclosure in Item 4 of this Amendment No. 2, on October 7, 2002, H&Q Guaranty Finance notified J. P. Morgan Securities Inc. and the Issuer of its intent to terminate the 2002 Trading Plan in accordance with the terms and provisions thereof. The 2002 Trading Plan was terminated effective as of October 8, 2002.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

        No Change, except for the matters disclosed in Item 4 herein.

  Item 7. Material to be Filed as Exhibits.

        The following exhibits to this Statement on Schedule 13D are filed herewith:

  1.
  Joint Filing Undertaking as required by Rule 13d-1(k).

(1)
Calculated in accordance with Rule 13d-3 of the Exchange Act, excluding shares owned beneficially solely because of the formation of a Group.

(2)
Calculated in accordance with Rule 13d-3 of the Exchange Act, including shares owned beneficially solely because of the formation of a Group.

SIGNATURE

        Each party, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2002

HAMBRECHT & QUIST GROUP
By:	/s/ Steven N. Machtinger

Name:	Steven N. Machtinger
Title:	Vice President

HAMBRECHT & QUIST CALIFORNIA
By:	/s/ Steven N. Machtinger

Name:	Steven N. Machtinger
Title:	General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC
By:	/s/ David Golden

Name:	David Golden
Title:	Member of Management Committee

/s/ Donald M. Campbell Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC
By:	/s/ Donald M. Campbell

Donald M. Campbell Chief Executive Officer and Manager

EXHIBIT 1

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on Schedule 13D with respect to the Common Stock deemed to be beneficially owned by each of them.

        The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness or accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information contained therein concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

        IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 9th day of October, 2002.

HAMBRECHT & QUIST GROUP
By:	/s/ Steven N. Machtinger

Name:	Steven N. Machtinger
Title:	Vice President

HAMBRECHT & QUIST CALIFORNIA
By:	/s/ Steven N. Machtinger

Name:	Steven N. Machtinger
Title:	General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC
By:	/s/ David Golden

Name:	David Golden
Title:	Member of Management Committee

/s/ Donald M. Campbell Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC
By:	/s/ Donald M. Campbell

Donald M. Campbell Chief Executive Officer and Manager

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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934
SIGNATURE
JOINT FILING AGREEMENT